

June 29, 2011

<u>Via Email</u>
Andrew D. Mason
Chief Executive Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 620
Chicago, Illinois 60654

> **Re: Groupon, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 2, 2011**
> **File No. 333-174661**

Dear Mr. Mason:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3.   Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

4.   We note that Mr. Eric Lefkofsky, your co-founder and Executive Chairman, has been reported to have stated in an interview on June 3, 2011 that your company is going to be wildly profitable. See http://www.bloomberg.com/news/2011-06-05/groupon-chairman-lefkofsky-says-coupon-company-will-be-wildly-profitable-.html. Please provide your analysis of how this statement is consistent with the disclosure in your prospectus about the company's financial condition and prospects.

Prospectus Cover Page

5.   Please disclose that there will be two classes of authorized common stock outstanding, Class A common stock and Class B common stock, and briefly describe the different rights between the two classes.

Letter from Andrew D. Mason

6.   Please move Mr. Mason's letter to a section of the prospectus that follows the Risk Factors. The description of the development of your company and business philosophy and your company's growth and relevant financial metrics appear more appropriate for the body of the filing.

We aggressively invest in growth.

7.   Please clarify the reference to "long-term." For instance, does it refer to a period of five, ten, or 20 years?

8.   Also, please clarify the quarters in which your investment in growth turned a putative profit into a sizable loss. And, clarify your reference to "short-term consequences." For instance, explain whether this phrase refers to financial losses, negative press coverage, or other matters.

We are always reinventing ourselves.

9.   We note the reference to merchant demand and merchants struggling with too many customers. Please balance these statements with disclosure of the percentage of deals offered that are not fully subscribed and the company's experience with a drop off of customers and lack of repeat business at merchants following the expiration of the Groupon.

10.   We note the references to the mushrooming of Groupon clones and the statement that your investment in technology and deal targeting diminished a reason for clones to exist. Please reconcile these statements with your disclosure in the first paragraph on page 82 where you state your competitors offer substantially the same or similar product offerings.

11.   Please also clarify the ambitious bets you intend to make that may distract you from your current business. Explain whether this refers to developing different technology, further acquisitions, or partnering with companies in other industries.   Further, explain "disruptive products."

We are unusual and we like it that way.

12.   Please clarify "short time horizons."

Our customers and merchants are all we care about.

13.   Please balance the statements regarding the premise that your customers and merchants are all you care about with a discussion of your fiduciary duty to shareholders.

We don't measure ourselves in conventional ways.

14.   Please discuss that there are measures other than free cash flow to measure long-term financial stability and that free cash flow may be calculated differently from the company's measure of free cash flow.

Concluding paragraph

15.   Please balance the discussion of Mr. Mason's belief that "Groupon is better positioned that any company in history to reshape local commerce" by noting the company's net losses and competitive landscape. Provide the basis for Mr. Mason's belief. Also disclose that Mr. Mason's belief may not translate into investment returns for potential purchasers in the offering.

Prospectus Summary, page 1

Groupon, Inc., page 1

16.   Please balance the disclosure on page one regarding your growth by providing the following context:

    •   In the first bullet point, disclose your net loss for the periods presented;

- In the third bullet point, disclose the number of subscribers who purchased Groupons during the periods presented and the number of those subscribers who were repeat purchasers; and
- Disclose the number of merchants who have offered deals through Groupons during the periods presented and the number of repeat merchants.

Our Strategy, page 2

17.   You disclose in the second paragraph of this subsection that, "we spent $18.0 million in online marketing expense to acquire North American subscribers in the second quarter of 2010 and generated $61.7 million in gross profit from this group of subscribers in the four quarters ended March 31, 2011." Please disclose how you arrived at these numbers from your financial statements.

Key Operating Metrics, pages 8 and 41

18.   It appears that a significant number of your subscribers have not participated in Groupon deals and are not counted as customers. With a view towards expanded disclosure, explain to us how you determine whether your subscribers are still active.

19.   We note that "cumulative customers" reflects the total number of *unique* customers that have purchased Groupons from January 1, 2009 through the last day of the applicable period. With a view towards expanded disclosure, tell us why you do not also report *repeat* customers that have purchased Groupons for the respective periods, or why you exclude Groupons sold to *repeat* customers in the applicable period.

Non-GAAP Financial Measures, pages 9 and 41

20.   We note your use of the non-GAAP measure Adjusted Consolidated Segment Operating Income, which excludes, among other items, online marketing expense. It appears that online marketing expense is a normal, recurring operating cash expenditure of the company. Your removal of this item from your results of operations creates a non-GAAP measure that is potentially misleading to readers. Please revise your non-GAAP measure accordingly. Refer to Rule 100(b) of Regulation G.

Special Note Regarding Forward-Looking Statements and Industry Data, page 32

21.   You disclose in the sole paragraph on page 33 that "[w]e have not independently verified any third-party information and cannot assure you of its accuracy and completeness." Please revise this statement. You are responsible for the accuracy and completeness of the information in your prospectus.

Risk Factors, page 11

There are many risks associated with our international operations and international expansion, page 16

22.   As suggested by your subheading, you discuss many risks in this risk factor. Please discuss each discrete risk under its own risk factor subheading to highlight the risk.

Use of Proceeds, page 34

23.   Please provide more specific and quantified information regarding your intended use of the offering proceeds. In this regard, we note disclosure throughout your prospectus regarding your growth strategies, but that you have had net losses since inception, a current working capital deficit and a significant accumulated deficit. We also note your disclosure at the top of page 57 that you may use proceeds from the offering to fund the $65 million in planned capital expenditures intended to support your overall global business expansion during fiscal year 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Overview, page 44

24.   We note from the segment revenue table on page 53 that a substantial part of your revenue growth is through your international operations which started primarily in May 2010. Although we note your disclosure in the third paragraph on page 44 which discusses your international revenue and its future growth, to provide more balanced disclosure, please revise the revenue comparisons in the second paragraph on page 44 to detail the role international expansion, especially the CityDeal acquisition, has had on revenue growth. Provide similar context to your disclosure in the prospectus summary.

How We Measure Our Business, page 44

25.   We note your statement in the last paragraph on page 44 that gross profit is influenced by the mix of deals you offer. Please explain to readers how the amount of gross profit earned differs among the types of deals offered (including category of product or service, purpose of the deal, national versus local, international versus domestic, large city versus small city, and established markets versus new markets), specifically discussing the impact on the size of the deal and the fees paid to merchants. Also explain on page 50, in quantified detail, how and why the mix of deals changed from period to period, resulting in the decline in gross margin, and any trends in this regard. As one example, please explain why the national deals you offered during the first quarter of 2011 reduced your gross margin.

Andrew D. Mason
Groupon, Inc.
June 29, 2011
Page 6

26.   We note the four operating metrics disclosed on page 45. We also note your risk factor
        on the bottom of page 23 that explains you are unsure of the number of actual
        subscribers. To provide investors with more insight into your business, please consider
        discussing other metrics such as active subscribers, average revenue per subscriber or
        Groupon sold, or average Groupons per customer.

Results of Operations, page 48

Comparison of the Years Ended December 31, 2008, 2009, and 2010, page 51

27.   Please revise to include a discussion of segment operating results. Expand your
        disclosure to include your assessment as to why the International segment's operating
        loss is significantly higher than that of the North American segment, and whether there is
        any concentration of that loss.

Cost of Revenue, page 53

28.   As you disclose, cost of revenue was lower as a percentage of revenue between 2010 and
        2009 because you were more selective in merchant deals while maintaining or improving
        merchant terms. Please explain whether this means you retained more of the gross
        amounts paid by your customers and remitted less to merchants, as well as whether fewer
        Groupons were refunded. Please also present this analysis in your discussion of gross
        profit.

Marketing, page 54

29.   You disclose that your marketing expense as a percentage of revenue for 2010 was
        significantly greater in the International segment. Please discuss whether this trend will
        continue and its underlying reasons.

Liquidity and Capital Resources, page 56

30.   You disclose on page 56 that you raised net proceeds of $1.1 billion through the sale of
        common and preferred stock and that you used $941.7 million of these proceeds to
        redeem shares of your common and preferred stock, with the remainder being used to
        fund acquisitions and for working capital and general corporate purposes. Please explain
        why you used most of the proceeds of these stock sales to redeem stock rather than to
        fund your aggressive growth strategy.

Anticipated Uses of Cash, page 56

31.   Please clarify your disclosure to explain how you could improve your gross profit
        "through organic growth of your overall marketplace."

Cash Provided by (Used In) Operating Activities, page 57

32.   Refer to the penultimate paragraph of this page. Please define "absolute level of cost of revenue" as the term is used.

33.   You disclose on page 57 that the redemption payment model is used in most of your international operations and that, under this model, you do not pay merchants until the customer redeems the Groupon that has been purchased. Please explain what happens if the customer does not redeem the Groupon with the merchant under both the redemption payment model as well as under the traditional merchant payment model. Also explain why the redemption payment model is used in most of your international operations.

34.   Please highlight the extent to which the cash provided by operating activities for each period is attributable to merchant payables. Discuss any trends in merchant payables based upon the payment models and growth in international operations.

Acquisitions and the Recoverability of Goodwill and Long-lived Intangible Assets, page 61

35.   Per your disclosure on page 61, there are many risks associated with your international operations and international expansion that require you to localize your services to conform with a wide variety of local cultures, business practices, laws and policies, and different commercial and internet infrastructure in other countries. In light of these significant differences, tell us how you determined the operating segments and reporting units in your international operations. We note on page F-41 that you only have one reportable segment to represent the rest of your global operations outside the United States and Canada.

Common Stock Valuations, pages 63-64

36.   Per your statement, all options granted were exercisable at a price per share not less than the per share fair value of your common stock underlying those options on the date of grant. We note that these prices ranged between $2.42 as of March 31, 2010 and $6.95 as of December 31, 2010. However, we also note on page F-29 that you repurchased 46.6 million shares of common stock for $503.2 million, with an average purchase price of $10.78 per share between April and December, 2010. Please tell us why your average repurchase price of your stock is significantly higher than your stock option exercise price, which you stated was not less than fair value. We also note an adjusted fair value of $13.48 per share for the restricted stock issued in connection with the CityDeal Acquisition as of December 31, 2010.

Business, page 68

37.   We note your references in the last paragraph on page 68 to statistics provided by Euromonitor, Borrell Associates, and IDC. Please revise to provide the name and date of

the report or analyses. Please provide us with marked copies of these reports or analyses on a supplemental basis, clearly cross-referencing the statistics or relevant information with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of the reports have been prepared specifically for this filing, file a consent from the third party as an exhibit to the registration statement.

38. In this same paragraph, you state your belief that a substantial portion of expenditures on leisure, recreation, foodservice, and retail will be spent with local merchants. Please explain and substantiate your belief.

39. In the fifth paragraph on page 71, you state your belief that you acquire a substantial portion of your subscribers in your established markets through word-of-mouth. Please identify your established markets and discuss how and why you believe word-of-mouth has helped create your business. Also, explain the basis for your statement that your brand is trusted and detail your investment in customer satisfaction by objective standards such as return customers, merchants, or third party reports and analyses.

Subscriber Economics, page 73

40. We also note your chart of subscriber growth for the past two years on page 73. Given that you have two segments and intend to grow through acquisitions, please break down your subscribers by their North American and international location. Provide a similar break down of offered deals by type of business for each segment on page 70.

41. We note your case studies for Chicago, Boston, Berlin, and London on pages 74 and 75. In these studies, you present revenue for these cities. To balance your disclosure, please also present related expenses or otherwise provide an indication of whether these cities have been profitable for you.

42. Further, please analyze your statistics regarding subscribers, cumulative customers, merchants, revenue, and Groupons sold in these cities to present trends that have affected your business in the past, are affecting your business now, or may affect your business in the future. For example, discuss trends with regard to average revenues per customer, Groupons sold per customer, and acquisition cost per customer.

43. For each of the case studies provided on pages 74 and 75, disclose within the tables the average gross profit earned per Groupon sold in each of the quarterly periods.

44. We note in the data provided for the Chicago and Boston markets on page 74 a trend of decreasing revenue per Groupon sold. Expand your discussion of subscriber economics to fully address this trend of decreasing revenue per Groupon sold and discuss fully any trends in gross profit per Groupon sold.

Competition, page 82

45.   We note your discussion of other competing group buying sites. Please revise to name your major domestic and international competitors.

46.   You provide a list of competitive factors in your market and then state that "[w]e believe we compete favorably on the factors described above." Please disclose in specific detail why you believe you compete favorably on each factor in each of your primary markets compared to your competitors. For example, please discuss your payments terms with merchants compared to your competitors' payment terms.

Regulation, page 82

47.   Please revise this section to more specifically discuss what laws and regulations do or may apply to your operations and how your business operations are or could be impacted by the application of these laws and regulations. As one example, while you have explained what the expiration date for Groupons would be under the CARD Act, you have not disclosed what your current policy is with respect to the expiration of Groupons, whether your current policy varies by state or country, and whether you have adopted your expiration policy to conform to state, federal, or international regulations.

48.   In the third paragraph on page 83, you state that Groupons "may be considered … gift certificates" and state laws govern their use, expiration, and associated fees. The FAQs on your website suggest a stronger connection and that Groupons are governed by gift certificate laws to a certain extent. Refer to http://www.groupon.com/faq. Please advise and revise your disclosure accordingly.

49.   We note your statement at the end of this section on page 83 that you may be subject to similar laws and regulations in jurisdictions outside of the U.S. Given that your international business is critical to your revenue growth and profitability (see page 47), a majority of your revenue comes from your international segment (about 54% for the quarter ended March 2011 from page 49), and you have more international, than domestic, merchants and salesforce (from page 76), please present a more robust discussion of non- U.S. laws that may impact your business. In your discussion, highlight your use of the redemption payment model in most of your international operations and explain how relevant laws and regulations impact this redemption model.

50.   Quantify on page 83 and elsewhere the total dollar amount of unredeemed Groupons.

Intellectual Property, page 83

51.   In light of the importance of your brand to your business, please provide more disclosure regarding what trademarks are registered and where.

Management, page 86

Director Independence, page 90

52.   You disclose on page 89 and elsewhere that your founders will be able to control all matters submitted to your stockholders for approval. Please disclose whether you intend to take advantage of the exceptions to corporate governance requirements for controlled companies pursuant to the exchange rules where you intend to list your Class A common stock.

Executive Compensation, page 93

53.   Please tell us what consideration you have given to including Messrs. Oliver and Marc Samwer as named executive officers given the significance of your international operations to your business and their extensive involvement in the development and operations of your international segment, per your disclosure on page 16.

Compensation Discussion and Analysis, page 93

Our Compensation-Setting Process, page 93

54.   Please identify the compensation consultant that the compensation committee retained in February 2011.

55.   Please discuss, if known, how your compensation policies and practices are expected to change in connection with or following your initial public offering.

Related Party Transactions, page 111

Sublease with Echo Global Logistics, Inc.

56.   Please disclose the material terms of the sublease with Echo Global Logistics, Inc., including the term, and file the agreement as an exhibit.

Sales of Our Securities, page 111

57.   Please disclose when you sold the Series D and E preferred stock and discuss how you used the proceeds of these offerings.

58.   In each table that provides information about the redemption of shares, please add a column that shows the amount originally paid for the stock that was redeemed.

59.   Disclose whether the amount paid for each redemption represented the fair value of the shares.

Policies and Procedures for Related Party Transactions, page 116

60.   Describe the material features of your policies and procedures for the review, approval,
       or ratification of related party transactions that applied to the transactions described under
       "Related Party Transactions." Disclose when the audit committee will be created and the
       audit committee charter adopted. Describe the policies and procedures that will apply
       following the initial public offering.

61.   Please explain your statement that all of the transactions described were approved or will
       be ratified by the board of directors. Disclose why the board will be ratifying certain
       transactions and identify those transactions.

Financial Statements

Revenue Recognition, page F-11

62.   We note it is the company's policy to record the gross amount received for a Groupon as
       revenue. Since from the perspective of a customer, a Groupon is a means for the
       customer to purchase a product or service from a merchant at a discounted price, it is
       unclear to us why you believe the company is the primary obligor in the arrangement.
       Please advise us, in detail, and provide us management's comprehensive analysis of its
       revenue generating arrangements and explain the consideration given to each of the
       indicators of gross reporting and each of the indicators of net reporting found in ASC
       605-45-45.   Additionally, it is also unclear to us why you do not separately present
       revenues from (i) products, and (ii) services pursuant to Rule 5-03(b) of Regulation S-X
       if you are deemed as the primary obligor.

63.   We note you recognize revenue when a certain number of customers who purchase the
       daily deal exceed the predetermined threshold. If, in fact, the company is the primary
       obligor, then explain to us why it is appropriate for the company to recognize revenue
       prior to delivery of the underlying product or service by the merchant to the customer.

64.   Tell us how you considered the risk of merchant closures and bankruptcies or similar
       contingencies that would prevent your customers from redeeming their Groupons. We
       note your disclosure on page 13.

65.   It appears that the "Groupon Promise" is unconditional. In light of your rapid growth and
       entry into new markets, explain to us why you believe the amount of future refunds is
       reasonably estimable. Tell us the variance between your estimates and actual refund
       claims. We note your disclosure on page 17.

66.   Please disclose how you account for the cost of a Groupon purchased and redeemed
       through the Apple iPhone, iPod touch, and other mobile application. Please discuss in

your Management's Discussion and Analysis how the related cost impacts gross profit. We note your disclosures on pages 64 and 80.

67. Please disclose how you account for your partners' share of the revenue generated from Groupon deals that they promote. In this regard, we note your partnership agreements with eBay, Microsoft, Yahoo, and Zynga on page 72.

8. Stockholders' Equity (Deficit), pages F-23 – F-29

Stock Repurchase Activity, page F-29

68. Tell us if you recorded any compensation expense in connection with the repurchases of common stock and, if not, explain to us why not. Also, please summarize for us your common stock repurchase activity including, by date of repurchase, (a) the number of shares repurchased, (b) the per share repurchase price, (c) the fair value per share, and (d) the amount of any compensation recognized.

12. Income Taxes, page F-40

69. We note your statement that "the Company recorded a valuation allowance … against its domestic and foreign net deferred tax assets, as it believes it is more likely than not that these benefits will not be realized." Please discuss in your Management's Discussion and Analysis why you believe that a substantial amount of your deferred tax assets will not be recoverable based on your expected future taxable income. Clearly explain to readers the implications of this policy with respect to management's expectations for generating future taxable income.

70. Please disclose any concentration of the unrecoverable foreign net deferred tax asset.

14. Related Parties, page F-43

71. We note on page 115 that you intend to convert The Point.com into a not-for-profit corporation and your stockholders will no longer have any financial interest in it. Please disclose this plan within the related party footnote disclosure and address whether the company has licensed the technology of your predecessor and, if so, describe the facts and circumstances of this license.

8. Commitments and Contingencies, page F-57

Legal Matters, page F-58

72. We note your disclosure that you may become party to *additional* litigation incident to the ordinary course of business, and you currently believe that the final outcome of these matters will not have a material adverse effect on your business. However, we note that

you are currently involved in several disputes or regulatory inquiries, including suits by your customers (individually or as class actions) alleging various violations and third party claims regarding infringement of intellectual property rights. With respect to each of the legal proceedings in which you are currently involved, please revise your disclosure to ensure you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. Refer to FASB ASC 450-20-50-3 and 450-20-50-4.

Schedule II – Valuation and Qualifying Accounts, page II-6

73.   Please provide a more detailed explanation for the nature of, and the increase in, your tax valuation allowance during 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Bob Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney at 202-551-3310, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director

cc: Via Email
        Steven J. Gavin, Esq.
        Winston & Strawn LLP